As filed with the Securities and Exchange Commission on January 7, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No.  2 to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SONIC SOLUTIONS
(Name of Subject Company (Issuer))

Options to Purchase Shares of Common Stock, No Par Value
(Title of Class of Securities)

835460106
(CUSIP Number of Class of Securities ( Underlying Common Stock))

Paul Norris
Executive Vice President,  Acting CFO, and General Counsel
Sonic Solutions
101 Rowland Way, Suite 110
Novato, CA 94945
(415) 893-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
James R. Tanenbaum, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104-0185
Telephone: (212) 468-8000
Facsimile: (212) 468-7900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$212,319	$8.28***

*
Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,934,008 shares of common stock, no par value per share, of Sonic Solutions, will be purchased pursuant to this offer for an aggregate of $212,319 in cash. The actual transaction value will be based on the number of options tendered, if any. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction value was calculated assuming that options to acquire an aggregate of 3,934,008 shares of common stock are purchased at the purchase price applicable to each option under the terms of the offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the estimated transaction value.

***	Previously paid

☐ ☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No. Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check	appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Amendment No.  2 (this “Amendment”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Sonic Solutions, a California corporation (the “Company” or “Sonic”), with the Securities and Exchange Commission (“SEC”) on November 26, 2008, and amended on December 9, 2008, relating to an offer (the “Offer”) by the Company to eligible employees, officers and directors to purchase certain outstanding eligible options to purchase shares of Sonic’s common stock, no par value per share (“Common Stock”), that were originally granted under the Sonic Solutions 2000 Stock Option Plan, the 2004 Stock Incentive Plan, the 2004 Equity Compensation Plan, and the 2005 Stock Incentive Plan (Non-U.S. Employees) (collectively, the “Plans”) for a cash payment (the “Cash Payment”) subject to the conditions set forth in the Offer to Purchase.  Capitalized terms not otherwise defined shall have the meanings ascribed to them in the Schedule TO and the exhibits to the Schedule TO (collectively, the “Exhibits”).

This Amendment is the final amendment to the Schedule TO and reports the results of the Offer. This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities and Exchange Act of 1934, as amended.

ITEM 4. TERMS OF THE TRANSACTION.

(a)	Material Terms.

Item 4 of the Schedule TO is hereby amended to add the following sentences:

The Offer expired at 11:59 P.M. Eastern Standard Time on December 31, 2008.  All tendered Options were accepted by the Company immediately upon expiration of the Offer.  Pursuant to the terms of the Offer, the Company accepted Options to purchase 2,803,522 shares of Common Stock. The Company will pay $94,078 in cash to Optionees who tendered Options in accordance with the terms of the Offer.

Except as amended herein, all other terms of the Schedule TO filed on November 26, 2008 and as amended on December 9, 2008 shall remain the same.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 01/07/2009	SONIC SOLUTIONS

	By:	/s/ David C . Habiger
Name: David C . Habiger
Title: President and Chief Executive Officer